Exhibit 21
LIST OF SIGNIFICANT SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

China Equity Platform Holding Group Ltd.	BVI
IMOT Information Technology (Shenzhen) Ltd	China
APT Paper Group Limited	Cayman Island